OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 000-18908
CUSIP NUMBER 45665B106

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

INFOCUS CORPORATION
Full Name of Registrant

Former Name if Applicable

27700B SW Parkway Avenue
Address of Principal Executive Office (Street and Number)

Wilsonville, Oregon 97070
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is delaying the filing of its Annual Report on Form 10-K, which was due March 16, 2006, to allow for the completion of internal investigations recently initiated by the Company’s Audit Committee and completion of related audit procedures by the Company’s  independent registered public accountants, KPMG LLP.

In July 2005, the Company announced that it had self disclosed infractions of U.S. export law to the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”) related to shipments into restricted countries by one of its foreign subsidiaries.  The matter was referred to the Audit Committee of the Company’s Board of Directors to commence an independent investigation. The Audit Committee engaged independent counsel in August 2005 to assist with this process and the Company has been working diligently to complete the investigation and provide details of its findings to OFAC.

In February 2006, as part of the document review related to the OFAC investigation regarding infractions of U.S. export law, written communications were reviewed that raised potential concerns regarding the effectiveness of the Company’s financial controls and policies regarding revenue recognition, including the appropriateness of revenue recognition related to levels of channel inventory at the end of reporting periods. This information was immediately referred to the Audit Committee. After consultation with the Company’s legal counsel and independent registered public accountants, the Audit Committee decided to commence an internal investigation in mid-February 2006 concerning this matter and engaged independent counsel to assist with this process.

In addition, in January 2006, the Company’s senior management received an unsubstantiated anonymous communication alleging that certain persons employed by the Company’s Chinese subsidiary had engaged in improper business practices. The Company’s initial investigation related to this communication did not reveal any basis for the allegations, but in accordance with Company policies, the matter was referred to the Audit Committee. After consultation with the Company’s legal counsel and registered independent registered public accountants, the Audit Committee decided to commence an internal investigation in mid-February 2006 concerning this matter and engaged independent counsel to assist with this process.

The Company is not yet able to predict the outcome of the foregoing investigations or to evaluate the materiality, individually or in the aggregate, of any items that may require a change in treatment. At this time, the Company is unable to determine whether any financial statement adjustments will be required with respect to previously issued financial statements. In addition, upon the completion of the investigations, the Company will review its required assessment of the Company’s internal control over financial reporting and determine whether there has been any material weakness in the Company’s internal controls. The Company will strive to file its 2005 Annual Report on Form 10-K as soon as practicable, but currently expects the process to take at least 60 days to complete.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Roger Rowe	(503)	685-8888
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

With respect to the Company’s 2005 financial results as compared to 2004, and subject to any adjustments that may result from the investigations referred to in Part III, the Company states as follows:

The Company expects to report revenues for the year ended December 31, 2005 of $532.1 million, a decrease of $116.8 million compared to 2004.  The net loss for the year ended December 31, 2005 is expected to be $79.8 million, or $2.02 per share, compared to net income of $7.6 million, or $0.19 per share for the year ended December 31, 2004.    The Company expects to report gross margins of 6.2% in 2005, compared to 17.6% in 2004.  The decline in expected gross margins reported in 2005 compare to 2004 is due to declines in average selling prices, inventory write-downs, minimal product cost reduction, and the settlement of a patent infringement case.    The Company expects that total operating expenses, excluding restructuring and other non-recurring charges, to have decreased $15.2 million, or 12%, to $108.5 million in 2005 compared to $123.7 million in 2004.  Restructuring charges are expected to total $11.1 million in 2005, compared to a total of $2.0 million in 2004.  Total inventories at the end of 2005 are expected to be $66.5 million, down approximately $89 million from the end of 2004.

The Company is unable at this time to make a reasonable estimate of the effects of the matters that remain under investigation on the expected results stated above.

The foregoing statements of expectation and intent are forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Actual results may be materially higher or lower than the expected results based upon the uncertainties associated with the outcome of the independent investigations described in this report.

INFOCUS CORPORATION

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2006	By	/s/ Roger Rowe
Roger Rowe Vice President Finance, Chief Financial Officer and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).